Columbia Funds Series Trust I
290 Congress Street
Boston, MA 02210
May 26, 2023
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:	Columbia Funds Series Trust I (the Registrant)
Columbia Adaptive Retirement 2020 Fund
Columbia Adaptive Retirement 2025 Fund
Columbia Adaptive Retirement 2030 Fund
Columbia Adaptive Retirement 2035 Fund
Columbia Adaptive Retirement 2040 Fund
Columbia Adaptive Retirement 2045 Fund
Columbia Adaptive Retirement 2050 Fund
Columbia Adaptive Retirement 2055 Fund
Columbia Adaptive Retirement 2060 Fund

Post-Effective Amendment No. 405 File No. 002-99356 /811-04367
Dear Mr. Cowan:
Enclosed for filing on behalf of the Registrant is Post-Effective Amendment 405 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Funds' prospectus and Statement of Additional Information (SAI) to reflect changes to the Funds' management fee structure.
Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Principal Investment Strategies, Principal Risks and Primary Service Provider Contracts – The Investment Manager of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.
No fees are required in connection with this filing.
If you have any questions, please contact either me at (212) 850-1703 or Patrick Gannon at (617) 385-9534.
Sincerely,
Joseph D'Alessandro Assistant Secretary Columbia Funds Series Trust I